UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 000-52699

VERIS GOLD CORP.

(Translation of registrant's name into English)

900 – 688 West Hastings Street

Vancouver, British Columbia

Canada V6B 1P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

FURNISHED HEREWITH

Exhibit Number	Description

99.1	MD&A for the First Quarter Ended March 31, 2014
99.2	Financial Statements for the First Quarter Ended March 31, 2014
99.3	Form 52-109F2 Certification of Interim Filings – Interim CEO dated March 31, 2014
99.4	Form 52-109F2 Certification of Interim Filings – Interim CFO dated March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: May 16, 2014	/s/ Shaun Heinrichs
Shaun Heinrichs
Chief Financial Officer